

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 31, 2010

<u>Via U.S. Mail and Fax (403) 262-4472</u>
Mr. John Samuels
Chief Financial Officer
Triangle Petroleum Corp.
521 – 3 Avenue SW
Suite 1250
Calgary, Alberta, Canada T2P 3T3

> **RE: Triangle Petroleum Corp.**
> **Form 10-K for the fiscal year ended January 31, 2009**
> **Filed April 9, 2009**
> **File No. 000-51321**

Dear Mr. Samuels:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief